May 23, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	US Foods Holding Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-209442)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as a representative of the several underwriters of the Company’s proposed public offering of up to 51,111,111 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 2:00 p.m., Washington D.C. time, on May 25, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated May 13, 2016, through the date hereof:

Preliminary Prospectus, dated May 13, 2016:

5,548 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC

As Representatives of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
	Name:	Adam Greene
	Title:	Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Edward Molloy
	Name:	Edward Molloy
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Brittany Collier
	Name:	Brittany Collier
	Title:	Vice President

[Signature Page to Underwriter Acceleration Request]